INVEST IN **LOZA TAM**

Say Goodbye To Bad Hair Days With Frizz-Fighting Hair Wraps



lozatam.com Washington DC

Retail | Female Founder | Beauty | Fashion | B2C

LEAD INVESTOR

Nikoa Ham

Loza Tam won Level's pitch competition because the founder, Tamara Watkins, is amazing and the quality of her multifaceted headwraps is simply stunning. She identified an essential everyday fashion need that targets women of all types as you can see through her diverse advertising/marketing efforts. Loza Tam's high-quality product is also mindful of environmental and social impacts through ethical sourcing and manufacturing practices although this isn't the top priority in the business model. Sales and revenue have been growing quickly and we are excited to see the business continue to grow!

Invested $1,000 this round

Highlights

1. 📈 59% YoY revenue growth, 2020/2019
2. 💰16,000+ units sold
3. 👩🏾👩🏻👩🏼 8,700+ customers (very diverse customer base)
4. 📣 Featured in Refinery 29, Allure Magazine, Self, Cosmopolitan & more
5. ⭐ Founder has 10 years of experience as eCommerce Growth Marketer scaling small brands

5. ⭐ Founder has 10 years of experience as eCommerce Growth Marketer scaling small brands

6. 📈 Hair accessory market valued at $18.7B in 2021, forecasted to be $31B in 2028

Our Founder



Tomara Watkins CEO & Founder

I have over 10+ years as an eCommerce growth strategist leading acquisition & retention efforts for start-ups. I've scaled Direct to Consumer start up brands quickly. Howard University alumna - Go Bison!

I created our first Tam Wraps after having one bad hair day too many. I couldn't find any hair wraps that I felt were appropriate to wear at my corporate job to disguise my bad hair day. I need to create a product that would allow me to look instantly stylish, ready for corporate America, and protect my hair.

Ultra luxe Tam Wraps designed to help show up for life looking & feeling amazing

Hi! I'm Tomara - CEO & Founder of Loza Tam. **I created our first Tam Wrap after having one bad hair day too many.** I couldn't find any head coverings that were appropriate to wear at my corporate job as an eCommerce Marketing Director.





Loza Tam is the go-to hair wrap that women reach for when they need to show up for life looking & feeling confident without hair (or hair loss) getting in the way. No matter what life throws your way, we believe you deserve to feel

stylish, confident, and comfortable. We're here to help with that.

The Problem

86% of Americans say good hair days are are crucial for their confidence. In fact, survey data states that 77% of American feel less attractive, 50% have cancelled a date, and 43% have bailed on job interviews. Bad hair days are potentially life altering.

THE STATS

A bad hair day can affect everything

77%	50%	43%
Feel Less Attractive On Bad Hair Days	Have Cancelled A Date	Bailed On A Job Interview

Today's woman is busy wearing so many hats. We're movers, shakers and change makers. Styling our hair can take time that we don't have.

THE PROBLEM

Styling hair takes too much time



Styling Time: 3 Hours (salon)

"I need a product for my curls that I can use that doesn't require me to spend $250 and 3 hours at the salon."



Styling Time: 4 Hours (salon)

"Styling my hair at home gives me so much anxiety and takes HOURS that I don't have."



Styling Time: 5 Hours (at home)

"Getting a hair appointment with a curly hair stylist is like winning the lottery - 3 month wait list."

Meet The Tam Wrap

The ultra luxe hair accessory that is exquisitely crafted to take you from work to the weekend. Perfect for any hair texture (straight, coily, curly, or wavy) and any hair length.

THE SOLUTION

Luxurious pre-tied wraps that help women show up

TAM WRAP



satin interior lining
frizz-free hair protection

for life feeling confident


pre-tied design
Just place it on like a hat
premium quality
Well-designed headwear that elevates your style


USE CASE
Bedtime
Zoom Call
Happy Hour
Wear it anywhere

Our Traction

- We have 5 stars across 500+ reviews. Peruse them **here**.

- Features in Refinery29, Self, Allure Magazine, and more.


MEDIA LOVES OUR STORY
allure
13 Cute Hair Accessories & Head Wraps That Protect Your Hair
By Jihan Forbes
marie claire
100+ Black-Owned Brands to Support Now And Everyday
By Marina Liao
HUDABEAUTY
The Cutest Hair Bonnets Your Hair Will Thank You For
By Huda Beauty Team
ESSENCE
7 Cute Head Wraps Every Black Woman Needs To Protect Her Hair In-Flight
By Danielle Pointdujour
COSMOPOLITAN
10 Best Bonnets To Keep Your Hair Pretty And Protected
By Julee Wilson
REFINERY29
6 Bonnets You'll Actually Want To Sleep In
By Khalea Underwood

- Considerable following on socials – 2.9K on Pinterest, 13.5K on Instagram, and 10K+ on Facebook.

- Sold **16K+ units** to **8K+ customers**

- 59% YoY revenue growth, 2020/2019 and experienced healthy and sustainable sales in 2021

- Our headbands & head wraps were voted **"Best Headbands For Curly Hair"** by Curly Nikki.

WHAT OUR CUSTOMERS ARE SAYING



★★★★★

"I've been wearing everyday when working from home and for sleep, i cannot wait to order more soooo chic."

Michelle



★★★★★

"Even on days when my hair was a drab, this Tam Wrap had me feeling so fab! I know that sounds cheesy, but I'm so serious!"

EWC



★★★★★

"I've been gifted so many beautiful scarves, wraps, beanies, turbans, etc. This is by far my favorite."

Deahna

Loza Tam Has Achieved Year Over Year Growth With ONE Bootstrapped Founder and WITHOUT ANY Capital From Outside Investors.

TRACTION

Since launch, Loza Tam's gross revenue is **$500k** as of December 2021.



1 Person Team
Accomplished by bootstrapped Founder

59%
Year over year top line revenue growth (2020 vs. 2019)
2021 Sales Were Healthy & Sustained

$500k
Revenue to date

70%
Average per unit margin contribution

8,713 customers
Paying customers since launch

+16,000 units sold
Customers purchase 2 units per transaction

THE MARKETING PLAN

We've optimized our marketing flow.

$100	$12.86	22%
Average Order Value	**Customer Acquisition Cost**	**Customer Retention Rate**

I have over 10+ years of experience leading eCommerce marketing strategies for D2C brands and understand the key levers required to scale highly capitalized brands.

Where We're Going & Market Size

The hair accessory market is valued at $18.7 billion in 2021 and is expected to grow to $31.6B by 2028. Our goal is to go GLOBAL and be the leading luxe headwear and haircare brand. Our Tam Wraps are just the beginning. We're

also expanding into new categories of hair accessories to appeal to a larger audience of customers.

MARKET POTENTIAL

$18 BILLION

HAIR ACCESSORY MARKET

THE VISION



MARKET INTRO
Tam Wraps are a market introduction
MORE ACCESSORIES
Introduce more luxe accessories (headbands + hair towels, shower caps, sleeping bonnets) to appeal to a larger market of women
Headbands
Hair towels
COMPLEMENTARY HAIRCARE
Launch luxe hair care products (moisturizing hair mist, hair moisturizer, deep conditioner)
Masks + Hair Serum
Moisturizing Mist
*consumable + subscription model

Use of Funds & Our Game Plan

We are raising capital to invest more aggressively into inventory procurement, expand our team, elevate our brand and secure key retail placement.

CURRENTLY RAISING

Loza Tam is seeking to raise **$250,000**.

Also seeking investors who can contribute their expertise in apparel & accessories operations, public relations, and finance to assist in profitably scaling the brand.

CAPITAL ALLOCATION

25% **Content & Growth**
Video content creation, influencer marketing, and paid media

30% **Product Development & Inventory Procurement**
Investmore more aggressively into elevated product design & experience and purchasing inventory

45% **Team**
Bring in contractors with more expertise in public relations, search engine optimization (SEO), retail sales, and finance

Downloads

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